LEONARD, STREET AND DEINARD

150 South Fifth Street

Minneapolis, Minnesota 55402

VIA EDGAR

October 10, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:                               LodgeNet Interactive Corporation

Form 10-K for the year ended December 31, 2011

Filed on March 15, 2012

File No. 0-22334

Dear Mr. Spirgel:

We represent LodgeNet Interactive Corporation, a Delaware corporation (the “Company”), and have been authorized by them to respond to the Staff’s letter, dated September 27, 2012, and the comment contained therein (the “Staff Comment Letter”).  We have set forth below the comment from the Staff Comment Letter, followed by the Company’s response.

COMMENT:                           Report of Independent Registered Public Accounting Firm, page F-2

1.                                       Please ask your auditors to revise their report to indicate the city and state where the report was issued.

RESPONSE TO COMMENT:

The omission of the city and state in the audit opinion included in the Company’s December 31, 2011 Form 10-K was an inadvertent oversight.  The Company received a manually-signed report from its auditors that included the city and state where the report was issued.  In addition, the consent from the Company’s auditors included at Exhibit 23.1 of the Company’s December 31, 2011 Form 10-K includes the city and state where the consent was issued. The Company will ensure that the audit opinion includes the city and state where the report was issued in future Form 10-K filings.

The Company believes the above response addresses the questions and concerns expressed within the SEC Staff Comment Letter dated September 27, 2012.

In addition, the Company has authorized us to inform you that it specifically acknowledges (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517.

Very truly yours,

LEONARD, STREET AND DEINARD

/s/ Mark S. Weitz

Mark S. Weitz

cc:         Frank Elsenbast

James Naro

Diep Doan